

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 4, 2023

Fred Powell
Chief Financial Officer
LAVA Therapeutics N.V.
520 Walnut St, Suite 1150
Philadelphia, PA 19106

> **Re: LAVA Therapeutics N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed March 24, 2022**
> **File No. 001-40241**

Dear Fred Powell:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Life Sciences